14005364

No Act
PE 1/6/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 10 2014
Washington, DC 20549

February 10, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-10-14

Christopher J. Kearns
ACE Limited
chris.kearns@acegroup.com

Re: ACE Limited
Incoming letter dated January 6, 2014

Dear Mr. Kearns:

This is in response to your letter dated January 6, 2014 concerning the shareholder proposal submitted to ACE by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

February 10, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ACE Limited
Incoming letter dated January 6, 2014

The proposal relates to director independence.

There appears to be some basis for your view that ACE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of ACE's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ACE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ACE relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ACE Group
1133 Avenue of the Americas
New York, NY 10036

(212) 827-4422 tel
(212) 827-4449 fax
chris.kearns@acegroup.com
www.acegroup.com

Christopher J. Kearns
EVP, Deputy General Counsel

January 6, 2014

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ACE Limited – Shareholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

On behalf of ACE Limited ("ACE" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, ACE excludes a proposal submitted by Qube Investment Management Inc. (the "Proponent" or "Qube") from the proxy materials for ACE's 2014 annual general meeting of shareholders. ACE expects to file the 2014 proxy statement in definitive form with the Commission on or about April 4, 2014. Because, as a Swiss corporation, ACE is routinely required to include agenda items for voting at its shareholders meeting every year that trigger a preliminary filing requirement, ACE plans to file the 2014 proxy statement in preliminary form with the Commission on or about March 20, 2014.

On November 25, 2013, ACE received the following proposed resolution (which the Proponent submitted to a courier on November 22, 2013) for consideration at ACE's 2014 annual general meeting of shareholders:

> **PROPOSAL — Board Member Status as "Non-Independent" After 10 Years**
>
> RESOLVED: That the Board of Directors at ACE Limited take the necessary steps to adopt procedures that mandate no current or future director of the board shall be classified as independent after 10 years of service.
>
> **SUPPORTING STATEMENT**
>
> As a global leader in insurance products and service, ACE should take the lead in addressing continued public criticism that corporate governance has waned in recent years.
>
> In our view, a director's experience can be a valuable asset to shareholders because of the complex, critical issues that the board faces. Just as important is the need for periodic director rotation, which ensures a fresh perspective in the boardroom and the

generation of new ideas and strategies. Ideally, shareholders would participate in the regular nomination of said directors.

Once a director has served for a decade the ability to maintain a high level of independence, required in the stewardship of shareholder interests, becomes questionable. At ACE, we note from the 2013 Proxy Filing, at least six directors have served over a decade with five now in their second or third decade of service. While we are grateful for their long and committed tenure, we question their status as independent members of the board.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as Exhibit A (collectively, the "Proposal") as transmitted to ACE. I have also enclosed a copy of all relevant additional correspondence exchanged with the Proponent as Exhibit B. A copy of this letter is simultaneously being sent to the Proponent.

ACE believes that the Proposal may be properly omitted from ACE's 2014 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal is properly excluded under Rule 14a-8(f)(1) because the Proponent failed to supply sufficient documentary support to satisfy the ownership requirements of Rule 14a-8(b).

A. The Proponent did not provide satisfactory proof of ownership showing it held at least $2,000 worth of ACE shares on the date it submitted the Proposal and that it held such shares continuously for at least the one-year period preceding and including the date of submission.

According to the courier receipt attached hereto as Exhibit C, the Proponent submitted the Proposal to the courier on November 22, 2013, which is therefore the date of submission of the Proposal. ACE has confirmed with its transfer agent that the Proponent is not a record holder of ACE common shares.

ACE received the Proposal on November 25, 2013, along with a cover letter, dated November 5, 2013, from TD Waterhouse (the "First TD Letter"), referring to the Proponent's stock ownership as of November 5, 2013. Also included with the Proposal and the First TD Letter was a Security Record and Positions Report, dated as of November 13, 2013 (the "First TD Report"). Copies of the Proposal, the First TD Letter and the First TD Report are included in Exhibit B. These documents failed to provide sufficient documentary support to satisfy the ownership requirements of Rule 14a-8(b).

On December 5, 2013, ACE sent an acknowledgement/notice of deficiency (the "Deficiency Notice") to the Proponent, a copy of which is included in Exhibit B, informing the Proponent that the proof of share ownership accompanying the Proposal was insufficient and requesting confirmation in the form of a written statement that the Proponent had held ACE shares with a market value of at least $2,000 for the one-year period preceding and including the date of submission, which was November 22, 2013. The Proponent received the email containing the Notice of Deficiency and acknowledged receipt by return email, a copy of which is included in Exhibit B. The Deficiency Notice advised the Proponent that the written statement must be submitted to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Notice and included a copy of Rule 14a-8.

On December 12, 2013, ACE received by email a second letter, dated as of December 11, 2013, from TD Waterhouse (the "Second TD Letter;" collectively with the First TD Letter, the "TD Letters") and a second Security Record and Positions Report, dated as of November 26, 2013 (the "Second TD Report;" collectively with the First TD Report, the "TD Reports"). Copies of the December 12, 2013 email, the Second TD Letter and the Second TD Report are also included in Exhibit B. These documents also failed to provide sufficient documentary support to satisfy the ownership requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held, at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Unless the shareholder is the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Staff Legal Bulletin No. 14, Section C.1.c (July 13, 2001). The Staff has concluded unambiguously that a shareholder's monthly, quarterly or other periodic investment statements do not demonstrate sufficiently continuous ownership of securities for purposes of Rule 14a-8(b). Staff Legal Bulletin 14, Section C.1.c (2). Accordingly, the Staff has allowed exclusion of proposals because the proponent's account statement did not provide sufficient proof of ownership. *See, e.g., Rite Aid Corp.* (February 14, 2013) (proposal was excluded under Rule 14a-8(b) where the only proof of ownership submitted was an account statement demonstrating ownership as of a particular date); *E.I. du Pont Ne Nemours and Co.* (January 17, 2012) (a one-page excerpt from a monthly account statement did not constitute sufficient proof of ownership for purposes of Rule 14a-8(b)).

A written statement from a broker that does not clearly attest to continuous ownership will not suffice for purposes of Rule 14a-8(b). For example, in *Verizon Communications Inc.* (January 25, 2008), the Staff allowed exclusion of a proposal under Rule 14a-8(b) where the proponent submitted a statement from a broker attesting that (1) the proponent was the beneficial owner of the company's stock and had held a "security position" with the brokerage for more than two years and (2) the purchase consisted of a certain number of shares that had been held continuously. In its no-action request, Verizon had pointed out that the broker's statement did not unambiguously state that the "security position" was in the company's shares and that the "purchase" described in such statement did not unambiguously refer to a purchase of the company's shares.

The Staff has permitted a proposal to be excluded pursuant to Rule 14a-8(b) where a letter supplied by the institution at which the security accounts were maintained did not affirmatively state that the proponent continuously held the requisite amount of shares for the applicable one-year period but instead simply referred to accompanying securities holding and transaction reports, with the Staff expressly noting that "the documentary support that the proponent provided does not affirmatively state that the proponent owns securities in the company." *See Mylan, Inc.* (February 3, 2011). In addition, in *Great Plains Energy Inc.* (February 10, 2006), the Staff permitted exclusion of a proposal for failure to supply sufficient proof of continuous ownership for the requisite one-year period, where the proponent's proof of ownership letter stated, "The attached November 2005 statement and 2002 tax reporting statement is to provide verification that the above referenced shareholder has held the security Great Plains Energy Inc .... in his account continuously for over one year time period").

Neither the TD Letters nor the TD Reports satisfy the requirements of Rule 14a-8(b), because it is not possible to determine continuous ownership of ACE's common shares for the requisite time period based on these materials. The First TD Letter reads in relevant part:

> This is to verify that as of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 6,517 shares of ACE LTD-NEW.

The First TD Letter and First TD Report are deficient because the date of verification is too early and they do not confirm ownership as of the date the Proposal was submitted. The Proposal was transmitted in a letter dated November 7, 2013. As the courier records indicate, the Proponent did not submit it to the courier until November 22, 2013 and no verification of any stock ownership by the Proponent was given as of such date. Furthermore, the First TD Letter did not confirm continuous ownership for the requisite 12 month period. Although the First TD Report was included in the materials provided to ACE, the First TD Letter did not explain or even mention that report. The First TD Report is in substantially the same format as the Second TD Report and shares the ambiguities and deficiencies described below with respect to the Second TD Report.

The Second TD Letter read in relevant part:

> This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid. The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

The Second TD Letter referenced the attached Second TD Report, but did not explain how to interpret it. For example, the Second TD Report has a column titled "Date," but neither the report nor the letter specifies the date to which this column refers. In fact, it is not clear that the date column of the report refers to the date of ownership of ACE shares at all, especially when considered in combination with the statement in the Second TD Letter referring to ownership of funds, discussed below. The date provided in the Second TD Report could be the date when clients deposited funds with Qube; the date when Qube opened an account on behalf of a client; or the date when the client funds were first invested in the securities of any issuer. Even if the "Date" column is intended to mean a date when ACE shares were purchased, it is not clear if this date would apply to all items listed in the applicable row. Because there is only one date listed for each account, it seems more likely that the date refers to the date of the opening of the account rather than the date of acquisition of any ACE shares. The report does not evidence continuous share ownership for the requisite time period and does not specify that the requisite time period that is being measured. In addition, while the Second TD Report has a column titled "Current Quantity" (which heading does not specify what is being quantified in the column), the Second TD Report does not indicate if the current quantity was continuously held through the requisite time period. In fact, the heading "Current Quantity" suggests that the column represents a snapshot as of November 26, 2013, the date of the Second TD Report, which date is after the date of submission of the Proposal.

The only statement that Proponent provided with respect to continuous ownership is the phrase in the Second TD Letter stating that the Second TD Report "indicates continuous ownership of the *funds*" (emphasis added). However, this statement does not confirm continuous ownership of ACE shares; it does not even mention ACE shares. By referring to "funds," rather than shares of ACE, the most that the Second TD Letter verifies with respect to continuous ownership is that Qube's clients have funds on deposit for Qube to invest on whatever date is intended to be represented by the date column in the Second TD Report. Accordingly, the Second TD Letter and the Second TD Report taken together do not evidence continuous ownership of ACE shares for any period of time.

Because the Proponent has failed to supply sufficient documentary support evidencing that it has held at least $2,000 worth of ACE shares on the date it submitted the Proposal and that it held such shares continuously for at least the one-year period preceding and including the date of submission, the Proposal should be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

B. <u>The Proponent did not provide satisfactory proof of ownership showing it beneficially held any ACE shares.</u>

The First TD Letter described that Qube "holds, and has been set up to receive and exercise proxies on behalf of their clients." This statement does not adequately demonstrate that the Proponent holds any shares of ACE as required by Rule 14a-8. The Proponent itself does not show up as an account named in the First TD Report (or in the Second TD Report) and ACE has confirmed that the Proponent is not a record holder of ACE shares. The First TD Letter does not establish that the Proponent is the beneficial holder of any ACE shares. For example, Rule 13d-3 defines beneficial ownership with respect to a security as (1) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security. The First TD Letter made no reference to investment power and its reference to the Proponent being "set up to receive and exercise proxies on behalf of their clients" is insufficient to confirm beneficial ownership. ACE pointed out this deficiency in the Deficiency Notice, explaining that "it is not clear whether 'set up to receive and exercise proxies on behalf of their clients' means that Qube's clients have given Qube proxies to vote their shares such that Qube has voting control over the requisite number of ACE shares described above or whether Qube receives and processes proxies executed and submitted by clients," with Qube's clients maintaining voting control over ACE shares. In the Deficiency Notice ACE expressly instructed the Proponent to provide confirmation that clarifies the manner in which the Proponent holds the requisite number of shares required to submit a shareholder proposal. If all that the Proponent is doing "to receive and exercise proxies on behalf of their clients" is submitting proxies solely based on the voting instructions provided by their clients, then the Proponent lacks voting control of ACE shares. Exercising proxies in this manner is not sufficient to establish that the Proponent has beneficial ownership of ACE shares.

The Proponent ignored ACE's request, set forth in the Deficiency Notice, to provide proof of ownership that clarifies how the Proponent holds shares beneficially that would entitle it to submit a proposal for inclusion in ACE's proxy statement pursuant to Rule 14a-8. In fact, the Second TD Letter used the same language on this point as the First TD Letter, again stating that Qube "has been set up to receive and exercise proxies on behalf of their clients."

Qube did not provide any documentation from any clients evidencing authorization for Qube to file the Proposal on their behalf and/or stating such clients' intention to hold ACE shares through the ACE 2014 annual general meeting of shareholders. Rather, Qube submitted the Proposal in its own right. It relied on the assertion in the TD letters that Qube holds, and has been set up to receive and exercise proxies on behalf of their clients. However, the TD Letters and the TD Reports themselves are not sufficient to establish that Qube has beneficial ownership because they state nothing about Qube having investment power or voting power with respect to ACE shares. And, as noted above, Qube itself is not a record holder of any ACE shares.

Because the Proponent failed to supply sufficient documentary support to demonstrate that it has any ownership of ACE shares, the Proposal should be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal is properly excluded under Rule 14a-8(f)(1) because the Proponent has exceeded the one-proposal limit under Rule 14a-8(c) and has not corrected such deficiency after receiving notice of such deficiency.

In the Deficiency Notice, the Company informed the Proponent that it had submitted more than one proposal, in violation of Rule 14a-8(c), and requested that the Proponent advise the Company, within 14 calendar days, which proposals the Proponent wished to withdraw. The Proponent has not corrected, or even addressed, the multiple proposal deficiency.

A Proposal is properly excluded under Rule 14a-(f)(1) for failure to comply with the procedural requirements of Rule 14a-(8), including with the Rule 14a-8(c) requirement that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." The Staff has repeatedly taken the position that a proposal may be excluded where a proponent submits more than one proposal and does not timely reduce the number of proposals to one following the receipt of a deficiency notice from the company. *See, e.g., Parker-Hannifin* (September 4, 2009) (company permitted to exclude a proposal with multiple components in reliance on Rule 14a-8(c)); *Torotel, Inc.* (November 1, 2006) (company permitted to exclude a proposal with multiple components in reliance on Rule 14a-8(c)).

A single proposal containing multiple elements may be excluded under Rule 14a-8(c) where the elements are not closely related and essential to a single well-defined unifying concept. *See Parker-Hannifin* (September 4, 2009). Further, it is not the proponent's stated overall purpose, but the underlying concepts of the proposal, that determine if there is such a unifying concept. *See Torotel, Inc.* (November 1, 2006) (proposal with several different elements was excluded, despite proponent's insistence in a letter to the Staff that the proposal had a "single purpose to remedy the recent actions of the Board of Directors of the

Company"). Merely identifying a unifying concept, for example in a title of a proposal, will not prevent exclusion where the actual elements of the proposal are not related enough to a specific idea. *See American Electric Power* (January 2, 2001) (proposal relating to director term limits, meetings and compensation was excluded as multiple proposals despite the proponent's identification of "director governance" as the unifying concept); *General Motors Corporation* (February 23, 2002) (proposal "to change the format [of the proxy material]" was excluded where the proposal actually called for two different changes). The Staff has allowed exclusion of proposals which, while purporting to relate to one topic, included at least one element that was conceptually unrelated. *Bank of America* (March 7, 2012; reconsideration denied March 30, 2012) (proposal titled "Proxy Access" was excluded where five parts of the proposal related to proxy access while the sixth provided that the changes to the board composition resulting from the proposal would not be considered a change of control). *See also The Goldman Sachs Group* (March 7, 2012); *Textron Inc.* (March 7, 2012).

The Proposal, taken as a whole with the supporting statement, presents three different ideas and constitutes three separate proposals: (1) the mandate set forth in the resolution that "no current or future director of the board shall be classified as independent after 10 years of service" (the "Independence Proposal"), (2) periodic director rotation, as indicated by the following language in the supporting statement: "Just as important is the need for periodic director rotation" (the "Director Rotation Proposal"), and (3) shareholder participation in the regular nomination of directors, as indicated by the following language in the supporting statement: "Ideally, shareholders would participate in the regular nomination of said directors" (the "Shareholder Participation Proposal"). The three distinct proposals within the Proposal do not share a single well-defined unifying concept. Only one of the proposals, the Independence Proposal, relates to the overall concept of "independence" implied by the title of the Proposal. The Director Rotation Proposal relates to changing the composition of the Board on some regular basis, which would not necessarily be tied to 10-year service on the Board. Finally, the Shareholder Participation Proposal addresses shareholder involvement in the process of director nominations, rather than director independence requirements or rotation of directors.

Further, like the multi-part proposal in *Parker-Hannifin* that was excluded, the steps required to implement each element of the Proposal are different, highlighting the fact that they constitute different proposals. As discussed below, the Independence Proposal would require the Board to change the Categorical Standards for Director Independence to provide that no director may be considered independent after 10 years of service. Because "periodic" director rotation is not explained, it is not clear what additional steps would be required to implement the Director Rotation Proposal, but presumably it would require amending ACE's Corporate Governance Guidelines, Nominating and Governance Committee Charter and/or Organizational Regulations to prevent some number of directors from continuing to serve on the ACE Board or by increasing the size of the ACE Board and adding new directors. Finally, the Shareholder Participation Proposal would require the establishment of an unexplained mechanism whereby shareholders would provide input into the nominations process. It is not clear if the Proponent intends for this to be accomplished through proxy access or otherwise, but it is conceptually unrelated to non-independent status of directors after 10 years.

Because the Company has given the Proponent an opportunity to remedy the deficiency pursuant to Rule 14a-8(f)(1), and the Proponent has not done so, the Company should be permitted to exclude the Proposal pursuant to Rule 14a-8(c) and Rule 14a-8(f)(1).

III. The Proposal is properly excluded under Rule 14a-8(i)(1) because it is an improper subject for shareholder action under the laws of Switzerland, the Company's jurisdiction of incorporation, and under Rule 14a-8(i)(2) because it violates Swiss law.

A proposal may be excluded under Rule 14a-8(i)(1) if it does not concern a proper subject for action by shareholders under the laws of the jurisdiction of a company's organization. Similarly, a proposal may be excluded under Rule 14a-8(i)(2) if it would cause the company to violate any state, federal or foreign law to which it is subject. For the reasons set forth below and more fully articulated in the legal opinion from the Swiss law firm, Bär & Karrer, attached to this letter as Exhibit D (the "Swiss Law Opinion"), the Company believes the Proposal may be excluded because it is not a proper subject for action by shareholders under Swiss law and because its implementation would require the Company to violate Swiss law.

The Proposal is impermissibly cast as a directive to the Board of Directors. The Proposal may be properly excluded from ACE's 2014 proxy materials because it mandates that the Board take actions to modify policies that are, under the laws of Switzerland and under the Company's governing documents, under the exclusive control of the Board. As more fully discussed in the Swiss Law Opinion, the Proposal is an improper subject for shareholder action and violates Swiss law because neither Swiss law nor the Company's Articles of Association (the "Articles"), which is the only governance document upon which the shareholders have the right to vote, provide any opportunity for shareholders to require the Board to adopt procedures, including to determine the independence standards that apply to its directors. On the contrary, mandatory Swiss law provides that the adoption of such procedures is within the exclusive powers and discretion of the Board and precludes shareholders from directing the Board how it should exercise its discretion and adopt such procedures.

Neither Swiss law nor any of ACE's governing documents grant power to the general meeting of shareholders to mandate Board action in order to define director independence to shareholders. Swiss law and Article 9 of the Articles give only a limited number of specifically delineated powers to the general meetings of shareholders. None of them empowers the shareholders to mandate Board action as contemplated by the Proposal.

Additionally, mandatory Swiss law and Article 18-19 grant to the Board broad and exclusive powers with respect to the management of the Company, including the power to ultimately direct the Company and "to determine the [Company's] organization." This includes the determination of independence standards by the Board as mandated by the Proposal. Finally, Swiss law and Article 18 of the Articles provide that the Board "attends to all matters which are not delegated to or reserved to another corporate body of the Company by law, the Articles of Association or the [organizational] regulations." However, as stated above, the Proposal is not within the powers of shareholders as assigned either by the law or by the Company's governing documents.

It should be noted that ACE's Organizational Regulations, which govern Board procedure (including delegation to management) and are pursuant to Swiss law exclusively adopted by the Board, further provide that the Board has the power and responsibility to propose to shareholders candidates for election or re-election to the Board directors (Section 2.2.1(e)) and to ensure that a majority of the Board members are independent within applicable legal and stock exchange requirements (Section 2.8).

Furthermore, as a company listed on the New York Stock Exchange ("NYSE"), ACE is subject to the NYSE requirement set forth in Section 303A.02 of the NYSE listed company manual that specifies that "[n]o director qualifies as 'independent' unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)." According to this NYSE requirement, what constitutes independence is a matter for the board of directors to decide. ACE's Board, exercising its powers under Swiss law and the Articles, as well as its authority under stock exchange regulation, has adopted Categorical Standards for Director Independence, which implement the NYSE listing standards for director independence.

As the Swiss Law Opinion discusses, it is improper under, and a violation of, Swiss law for shareholders to mandate Board action as contemplated by the Proposal, including to mandate how the Board exercises its authority to determine which directors are independent and to require the Board to modify ACE's Categorical Standards for Independence or any other governing documents that are under the Board's exclusive control.

For the reasons discussed above and in the Swiss Law Opinion, ACE should be able to exclude the Proposal from its 2014 proxy materials under Rule 14a-8(i)(1) because the Proposal is an improper subject for shareholder action under Swiss law and under Rule 14a-8(i)(2) because the implementation of the proposal would violates Swiss law.

IV. The Proposal is properly excludable under Rule 14a-8(i)(8) because it could disqualify nominees, affect the outcome of the upcoming election of directors and/or question the competence, business judgment or character of one or more nominees or directors.

Rule 14a-8(i)(8)(i) and (v) permit a proposal to be excluded if it "[w]ould disqualify a nominee who is standing for election," or if it "otherwise could affect the outcome of the upcoming election of directors." The Proposal explicitly applies to all current and future directors. ACE expects that its Nomination and Governance Committee will nominate for re-election at ACE's 2014 annual general meeting some or all of the current ACE directors who have served on the ACE Board at least 10 years. ACE's Corporate Governance Guidelines require that at least 75% of the members of its Board qualify as independent directors. While ACE's Nominating and Governance Committee has not yet nominated the directors to be elected at ACE's 2014 annual general meeting, based on the current composition of the Board of Directors and current expectations regarding the nomination process, if the directors who have served on ACE's Board of Directors for at least 10 years were no longer considered independent, the composition of ACE's Board of Directors, as expected to be voted upon at the 2014 annual general meeting of shareholders, would no longer satisfy the independence standard of its Corporate Governance Guidelines. To the extent that implementation of the Proposal in compliance with the Corporate Governance Guidelines prevents any nominees for the Board from being elected if they do not qualify as independent under the proposed 10-year standard, the Proposal would disqualify some or all of ACE's nominees for re-election as director who have served on ACE's Board for at least 10 years and thereby affect the outcome of re-election of directors. The language in the supporting statement section of the Proposal questioning whether the long-serving directors possess the "high level of independence, required in the stewardship of shareholder interests," indicates that disqualification of current directors is precisely the result that is intended by the Proposal. The supporting statement expressly refers to the need for periodic director rotation, further revealing that disqualifying for re-election directors who do not meet the proposed standard of independence is the intent of the Proposal.

Even if the implementation of the Proposal would require an amendment to ACE's Corporate Governance Guidelines after the shareholder vote, to clarify that directors who are not independent cannot be elected as directors if the result of such election would violate the 75% independent directors requirement, the Proposal would still be excludable under Rule 14a-8(i)(8) as disqualifying current nominees for director. The fact that subsequent Board action, such as a vote by the Board to change a written policy or the Corporate Governance Guidelines, would be required to disqualify directors up for re-election does not bar exclusion of the Proposal under Rule 14a-8(i)(8). For example, in *Peabody Energy Corp.* (March 4, 2005), the Staff concluded that a proposal that requested that the board adopt a policy of nominating independent directors such that those directors would constitute two-thirds of the board was excludable unless it was revised so that it did not apply to directors that were nominated for the upcoming meeting. *See also Raytheon Company* (March 9, 1999) (proposal that the board take the necessary steps to ensure that a 70% independent board was elected was excludable unless revised so that it did not apply to directors that were nominated for the upcoming meeting).

The Proposal is excludable under Rule 14a-8(i)(8)(iii) because it questions the competence, business judgment and character of sitting directors who are expected to be nominated for re-election at the 2014 annual general meeting. Specifically, the language in the supporting statement portion of the Proposal asserting that directors who have served for over a decade have questionable ability to maintain the "high level of independence, required in the stewardship of shareholder interests" expressly questions the competence, business judgment or character of directors who are running for re-election. The Staff has allowed exclusion under Rule 14a-8(i)(8) where the proposed resolution and the supporting statement, when read together, had the effect of questioning the competence, business judgment or character of sitting directors who were expected to be nominated for re-election. *See, e.g., Rite Aid Corporation* (April 1, 2011) (proposal stating that, effective at the 2012 annual meeting, no non-executive board member may be nominated who has had any financial or business dealings with any member of senior management or the company, whether occurring in the past or during the current term, was excluded where the supporting statement criticized sitting directors by name); *Marriott International, Inc.* (March 12, 2010) (proposal seeking to reduce compensation and the size of the board of directors and that requested the removal of specific named directors for various reasons, some relating to qualification, was excluded); *Brocade Communications Systems, Inc.* (January 31, 2007) (proposal seeking to disqualify for election any director who had opposed supermajority requirements that were supported by the shareholders was excluded where the supporting statement labeled such directors "not fit for reelection").

It is not necessary for a proposal to name the directors to be excluded under Rule 14a-8(i)(8). *See Brocade* (cited above); *Honeywell International Inc.* (March 2, 2000) (the Staff allowed exclusion as disparaging of specific directors, of a proposal that would have disqualified for election unnamed directors who "failed to enact" any resolution by the shareholders). The Proposal expressly refers to "at least six directors [who] have served over a decade with five now in their second or third decade of service." Since ACE discloses the term of service of each director, the identity of the particular individuals to whom the Proponent is referring will be clear in ACE's proxy statement.

Although there are have been some recent no-action letters denying exclusions pursuant to Rule 14a-8(i)(8), those situations are distinguishable from the Proposal that ACE received. For example, in *Rite Aid Corporation* (February 25, 2013), Rite Aid unsuccessfully argued that the references in the supporting statement about the importance of being truly independent and never working for anyone in senior management *implied* that some of Rite Aid's directors were not truly independent. The supporting statement of the Proposal that ACE received, on the other hand, *directly* calls the independence of directors with tenure of more than 10 years "questionable." Similarly, in *Forest Laboratories, Inc.* (June 28, 2012), the company unsuccessfully argued that a statement that only one director had current experience on an outside board questioned the competence of all other directors. However, this was an *indirect implication*, while the supporting statement of the Proposal submitted to ACE *expressly questions* the independence aspect of competence, business judgment and character of ACE's directors with a 10-year tenure.

The Proposal that ACE received is also distinguishable from the proposal that Exxon unsuccessfully sought to exclude in *Exxon Mobil Corporation* (March 14, 2013). The Exxon proposal, seeking to limit directors to a maximum of three board memberships in companies with annual sales in excess of $500 million, criticized the presiding/lead director by name, stating that it was "questionable" that he had time to devote to his role at Exxon. Questioning time availability, however, is not the same as questioning the ability to act independently. Conflicting time commitments due to service on multiple boards, if problematic, can be corrected by resigning from one or more additional boards. Questioning time availability does not rise to the level of challenging competence, business judgment or character. The length of service on a board of directors, however, is an inherent characteristic of a director that cannot be changed. Questioning the ability of an experienced director to steward shareholder interests from an independent perspective directly challenges the competence, business judgment and character of the six directors who have been on ACE's Board for at least 10 years.

Because the Proposal could disqualify nominees who will be standing for election, could affect the actions of the upcoming 2014 election of directors and/or questions the competence, business judgment and character of one or more of ACE's nominees or directors, ACE should be able to exclude the Proposal from its 2014 proxy materials pursuant to Rule 14a-8(i)(8).

V. The Proposal may be omitted under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its annual general meeting.

A company may omit a proposal under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Directly conflicting does not mean that the proposal must be "identical in scope or focus" to the company's proposal. *See* Exchange Act Release No. 40018, at n.27 (May 21, 1998). The Staff has allowed the exclusion of proposals that would have disqualified candidates being nominated by the company at the same meeting under both Rule 14a-8(i)(9), as well as Rule 14a-8(i)(8) (discussed above), if the proponents did not revise their proposals within seven days so as not to disqualify directors expected to stand for election. *See Exxon Mobil Corporation* (cited above); *AT&T Corp.* (January 10, 1997); *Genesco Inc.* (April 8, 1992); and *International Business Machines Corporation* (January 23, 1992).

ACE anticipates that its Nominating and Governance Committee will nominate for election at the 2014 annual general meeting several directors who have served on ACE's Board for more than 10 years. As discussed above, ACE's Corporate Governance Guidelines require that 75% of its directors qualify as independent. Because this 75% requirement would not be met if directors with a 10-year tenure are not considered independent, implementation of the Proposal in compliance with ACE's Corporate Governance Guidelines could disqualify some of ACE's nominees for director at its 2014 annual general meeting. Accordingly, the Proposal directly conflicts with ACE's agenda item proposing that the nominated directors be elected. The resolution and supporting statement portions of the Proposal, taken together, apply to the current election of directors. Although the Proposal and ACE's proposal to elect of directors are not identical in scope, voting on the Proposal at the same annual general meeting where shareholders are voting on the election of directors, including nominees who have served on the Board for more than 10 years, would still present to shareholders alterative and conflicting decisions for shareholders to make at the annual meeting. *See Exxon Mobil* (cited above); *Bank of America Corporation* (January 12, 2007) (proposal to limit the number of directors to nine members directly conflicted with the company's nomination of 17 candidates for the upcoming election and was excludable under Rule 14a-8(i)(9) unless revised to apply only to subsequent years). Because the Proposal conflicts with ACE's election of directors proposal, ACE should be able to exclude the Proposal from its 2014 proxy materials pursuant to Rule 14a-8(i)(9).

VI. The Proposal may be omitted under Rule 14a-8(i)(3) and Rule 14a-9 because it is vague and indefinite, rendering it false and misleading in violation of the proxy rules.

The Proposal is excludable because it is vague and indefinite. Rule 14a-8(i)(3) allows the exclusion of a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in soliciting proxy materials. The SEC permits a shareholder proposal to be excluded under Rule 14a-8(i)(3) if shareholders cannot make an informed decision as to whether to vote for a proposal. *See* Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has determined that a proposal is vague and misleading where a corporation and its shareholders might interpret the proposal differently, such that the actions taken by the company are different from those envisioned by the voting shareholders. *Puget Energy Inc.* (March 7, 2002) (citing *Occidental Petroleum Corp.* (April 4, 1990)).

The Proposal is vague because neither the Company nor the voting shareholders would know how it should be implemented and, specifically, how the modified definition of independence would interact with the current corporate governance regime and regulatory requirements. The NYSE listing standards require the audit committee, the compensation committee and the nominating and governance committee to be comprised entirely of independent directors, and for the board of directors to be comprised of a majority of independent directors. Additional audit committee and compensation committee independence requirements are specified in Rules 10A-3 and 10C-1 under the Securities Exchange Act of 1934 and NYSE listing standards pursuant thereto. ACE's Corporate Governance Guidelines require that at least 75% of the Company's current directors meet the Categorical Standards for Director Independence, which are adopted by the Board in accordance with its obligations under the Organizational Regulations. The Proposal's requirement that "no current or future director of the board shall be classified as independent after 10 years of service" is silent as to how such a revised policy should affect the Company's governance structure and associated regulatory requirements or the slate of directors up for election at the 2014 annual general meeting. Shareholders may not understand that approval of the Proposal might impact directors who are up for election at the annual general meeting or require ACE to alter Board committee assignments, as well as Board composition.

Neither the Proposal nor the accompanying supporting statement addresses the possibility that approval of the Proposal could potentially jeopardize ACE's listing on the NYSE unless ACE changes its governance structure. By discussing only the change to the independence standard without clearly communicating to shareholders even the possibility of a major corporate change affecting ACE's Board, the Proposal is misleading for purposes of Rule 14a-8(i)(3). *See Home Depot, Inc.* (January 29, 2007) (proposal to require multiple candidates for each director position was excludable under Rule 14a-8(i)(3) where it omitted key information as to how it should be implemented and could be reasonably implemented in a way that would entrench, rather than challenge, incumbents as intended); *Bank Mutual Corporation* (January 11, 2005) (proposal requiring the establishment of a mandatory retirement age was excludable under Rule 14a-8(i)(3) where it was vague as to whether current directors would be allowed to finish their terms and as to how it interacted with other provisions of the company's by-laws).

In addition, the Proposal is vague because the supporting statement explains the Proposal as operating differently than the actual language of the Proposal suggests. The Staff has allowed exclusion under Rule 14a-8(i)(3) where a proposal and supporting statement, when read together, provide different interpretations of what is being sought by the proposal, such that a voting shareholder could not be sure what she or he is voting on. *See Jeffries Group, Inc.* (February 11, 2008) (proposal was excluded where the text of the proposal and the supporting statement gave different explanations of what shareholders would be allowed to vote on annually if the proposal passed). An ACE shareholder reading the Proposal might reasonably conclude, based on the supporting statement, that the Proposal will have the effect of forcing the rotation of all directors after 10 years and, more immediately, causing the removal of the six directors mentioned that have already served for more than a decade. However, if the Board changed the Corporate Governance Guidelines to reduce the percentage of required independent directors, there would not necessarily be Board rotation, making questionable the supporting statement's suggestion that the Proposal would provide for "periodic director rotation."

Furthermore, the Proposal is vague because it does not specify whether the 10 years of service that would be disqualifying for purposes of independence must include service to the Company in other capacities, for example, as an executive officer. Currently, under NYSE listing standards and ACE's Categorical Standards for Director Independence, a former executive officer could be classified as independent if she or he has not been an employee of the Company for the last three years. The Proposal does not make clear whether such a director's tenure as an employee would count towards the proposed 10-year maximum. Further the Proposal does not make clear whether a break in a director's service would reset the 10-year eligibility period for classification as an independent director.

For the reasons discussed above, ACE should be allowed to exclude the Proposal from its 2014 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend enforcement action to the Commission if ACE omits the Proposal from its 2014 proxy materials.

If the Staff has any questions, or if for any reason the Staff does not agree that ACE may omit the Proposal from its 2014 proxy materials, please contact Christopher Kearns of ACE at (212) 827-4422 or chris.kearns@acegroup.com or Laura Richman of Mayer Brown LLP at (312) 701-7304 or lrichman@mayerbrown.com. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached by contacting Ian Quigley at (780) 463-2688 or ian@qubeconsulting.ca.

Sincerely,

Christopher J. Kearns
Deputy General Counsel, Corporate Affairs
ACE Group

cc: Ian Quigley
Portfolio Manager
Qube Investment Management Inc.

Exhibit A

Proposal

QUBE

Nov 7, 2013

Attention: Corporate Secretary
ACE Limited
Baerengasse 32, CH-8001
Zurich, Switzerland

RE: Independent Shareholder Proposal

To Whom It May Concern:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since June 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Board Member Status as "Non-Independent" After 10 Years

RESOLVED: That the Board of Directors at ACE Limited take the necessary steps to adopt procedures that mandate no current or future director of the board shall be classified as independent after 10 years of service.

SUPPORTING STATEMENT

As a global leader in insurance products and service, ACE should take the lead in addressing continued public criticism that corporate governance has waned in recent years.

In our view, a director's experience can be a valuable asset to shareholders because of the complex, critical issues that the board faces. Just as important is the need for periodic director rotation, which ensures a fresh perspective in the boardroom and the generation of new ideas and strategies. Ideally, shareholders would participate in the regular nomination of said directors.

Once a director has served for a decade the ability to maintain a high level of independence, required in the stewardship of shareholder interests, becomes questionable. At ACE, we note from the 2013 Proxy Filing, at least six directors have served over a decade with five now in their second or third decade of service. While we are grateful for their long and committed tenure, we question their status as independent members of the board.

Edmonton: 200 Kendall Building | 9414 - 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

We would be happy to attend the meeting to communicate this proposal in person. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca

<u>Exhibit B</u>

Additional Correspondence

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Nov 5th 2013

To Whom It May Concern:

This is to verify that As of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 6,517 shares of ACE LTD-NEW.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

TD Waterhouse Institutional Services is a division of
TD Waterhouse Canada Inc., a subsidiary of The Toronto-Dominion Bank.
TD Waterhouse Canada Inc. – Member of the Canadian Investor Protection Fund.
®/ The TD logo and other trade-marks are the property of The Toronto-Dominion Bank or a wholly-owned subsidiary, in Canada and/or other countries.

Page 20 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

From: Kearns, Chris J
Sent: Thursday, December 05, 2013 4:53 PM
To: 'ian@qubeconsulting.ca'
Subject: Qube Independent Shareholder Proposal: ACE Response

Dear Mr. Quigley,
Please see attached.

Sincerely,
Christopher Kearns

Christopher J. Kearns
EVP, Deputy General Counsel, Corporate Affairs
ACE Group
1133 Avenue of the Americas, 44th Floor
New York, NY 10036
ph: (212) 827-4422
fax: (212) 827-4449
chris.kearns@acegroup.com
acegroup.com

ace group

ACE Group
Corporate Affairs
1133 Avenue of the Americas
44th Floor
New York, NY 10036

(212) 827-4422 *tel*
(212) 827-4449 *fax*

chris.kearns@acegroup.com
www.acegroup.com

Christopher J. Kearns
EVP, Deputy General Counsel

December 5, 2013

Via E-mail (ian@qubeconsulting.ca) and Air Courier
Ian Quigley, MBA
Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4

Dear Mr. Quigley:

This letter acknowledges receipt of your letter dated Nov. 7, 2013 (which we received on November 25, 2013) providing a shareholder proposal on behalf of Qube Investment Management Inc. ("Qube") for ACE Limited's upcoming annual shareholder's meeting. We currently anticipate that our 2014 annual general meeting of shareholders will be held in May 2014.

We note that the proof of stock ownership accompanying Qube's proposal indicates a holding of 6,517 ACE shares on November 5, 2013. However, Rule 14a-8 (b) under the Securities Exchange Act of 1934 requires Qube to provide verification of stock ownership for at least one year preceding and including the date on which the shareholder proposal was submitted (i.e., postmarked or transmitted electronically). The courier records, copies of which are attached hereto, show that Qube submitted the proposal on November 22, 2013. We need confirmation that Qube has held ACE shares with a market value of at least $2,000 for the one-year period preceding and including the date of submission, which was November 22, 2013.

We note that the ownership verification accompanying Qube's proposal states that Qube "holds, and has been set up to receive and exercise proxies on behalf of their clients. . ." However, this statement raises two questions. First, none of the share positions identified on the security record and positions report accompanying Qube's proposal are listed in Qube's name. Second, it is not clear whether "set up to receive and exercise proxies on behalf of their clients" means that Qube's clients have given Qube proxies to vote their shares such that Qube has voting control over the requisite number of ACE shares described above or whether Qube receives and processes proxies executed and submitted by clients, with the clients maintain voting control over ACE shares. We need confirmation that clarifies the manner in which Qube holds the requisite number of shares described above.

Ownership can be proven by submitting to the company a written statement from the "record" holder of Qube's securities (usually a broker or bank) verifying that, at the time it submitted its proposal, Qube continuously held the securities for at least one year as of November 22, 2013.

Please be aware that in accordance with the SEC's Staff Legal Bulletin Nos. 14F and 14G, this ownership verification statement must come from a DTC participant or its affiliate. The Depository Trust Company (DTC a/k/a Cede & Co.) is a registered clearing agency that acts as a securities depository. You can confirm whether Qube's broker or bank is a DTC participant by asking them, or by checking DTC's participant list. If Qube's bank or broker is not a DTC participant, you may need to satisfy the proof of ownership requirements by obtaining multiple statements, for example (1) one from Qube's bank or broker confirming its ownership and (2) another from the DTC participant confirming the bank or broker's ownership.

SEC rules require that Qube's response to this letter, providing proof that it is eligible to submit a shareholder proposal to ACE, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address above. Alternatively, you may email the response to chris.kearns@acegroup.com.

Also be aware that Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Taking Qube's proposal and supporting statement as a whole, we believe that Qube has submitted three proposals: (1) mandate that no current or future director of the board shall be classified as independent after 10 years of service, (2) periodic director rotation, and (3) shareholder participation in the regular nomination of directors. Let me know at the above address or e-mail within 14 calendar days from the date you receive this letter which proposals Qube wishes to withdraw.

ACE has not yet reviewed Qube's proposal to determine whether it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

For your convenience, I have enclosed copies of (1) Rule 14a-8, (2) Staff Legal Bulletin No. 14F and (3) Staff Legal Bulletin No. 14G.

Please contact me if you have any questions.

Thank you.

Sincerely,

Christopher J. Kearns

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

1 An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

2 Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

3 Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

4 A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Friday, December 06, 2013 1:52 AM
To: Kearns, Chris J
Subject: Re: Qube Independent Shareholder Proposal: ACE Response

Hello Chris:

Hope you are well.

I have some additional material coming Monday from our custodian that should help clarify these matters and alleviate your concerns on our eligibility.

Best regards,

Ian Quigley, MBA
Qube Investment Management Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

CONFIDENTIALITY CAUTION

This message is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any disclosure distribution or copying of this message and any attachments is strictly prohibited. If you have received the message and any attachments in error, please notify the sender immediately, and delete this message and any attachments from your computer system, and refrain from saving or copying this communication or forwarding it to any other recipient, in any form whatsoever.

On Dec 5, 2013, at 2:52 PM, Kearns, Chris J <Chris.Kearns@acegroup.com> wrote:

> <executed cube.pdf>

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Thursday, December 12, 2013 11:34 AM
To: Kearns, Chris J
Subject: Re: Qube Independent Shareholder Proposal: ACE Response

Hello Chris:

Hope you are well.

I attach a confirmation letter from our custodian that the prior material sent (Security Position Report), is a valid written statement showing continuous ownership of stock of no less than $2000 for at least one year (satisfaction of SEC rule 14a-8). The time period provided runs from about 2 years ago to the present. It also confirms other procedural items.

Our research of appropriate methods to prove eligibility indicate that room has to be offered to allow for various custodial providers and arrangements. We have supplied an official report from our Custodian with an affirmation letter declaring the report valid. It appears we are at a point of disagreement on this and we would suggest that the SEC review as part of your no action request (assuming you decide to make one).

Should you wish to discuss our proposal, we are always open for that dialogue and look forward to a continuing and positive relationship as proxyholders of ACE.

TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery

TD Waterhouse Institutional Services is a division of
TD Waterhouse Canada Inc., a subsidiary of The Toronto-Dominion Bank.
TD Waterhouse Canada Inc. – Member of the Canadian Investor Protection Fund.
®/ The TD logo and other trade-marks are the property of The Toronto-Dominion Bank or a wholly-owned subsidiary, in Canada and/or other countries.

Page 48 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 49 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit D

Swiss Law Opinion

BÄR
& KARRER

To
ACE Limited, Zurich, Switzerland

From
Bär & Karrer AG

Date
Zurich, 6 January 2014
397157/1285/wd/x23230198.doc

Stockholder Proposal submitted by Qube Investment Management Inc.; Swiss Legal Opinion

Ladies and Gentlemen

1 We have acted as Swiss legal counsel to ACE Limited ("**ACE**" or the "**Company**"), a Swiss corporation (*Aktiengesellschaft*) pursuant to Art. 620 et seq. of the Swiss Code of Obligations ("**CO**") with registered office at Bärengasse 32, 8001 Zurich, Switzerland, and listed on the New York Stock Exchange in connection with a proposal (the "**Proposal**") submitted by Qube Investment Management Inc. (the "**Proponent**"), which the Proponent has requested be submitted at the Company's annual general meeting of shareholders in 2014 (the "**Annual Meeting**"). In this connection, you have requested our opinion as to whether the Proposal is an improper subject for shareholder action under the laws of Switzerland.

2 In arriving at the opinions expressed below, we have been instructed by and taken instructions only from ACE and its US counsel Mayer Brown LLP and have exclusively relied on (i) a copy of the Company's articles of association dated 26 September 2013 certified by the Commercial Registry of the Canton of Zurich as of 20 December 2013 to correspond to the latest version filed with such Commercial Registry (the "**AoA of ACE**") and (ii) the Proposal sent by the Proponent to ACE in a letter dated 7 November 2013 including the supporting statement contained therein. We have assumed that these documents conform to their originals which are genuine, complete and up-to-date as of the date of this opinion letter.

Bär & Karrer
Rechtsanwälte

Zürich
Bär & Karrer AG
Brandschenkestrasse 90
CH-8027 Zürich
Phone: +41 58 261 50 00
Fax: +41 58 261 50 01
zuerich@baerkarrer.ch

Genf
Bär & Karrer SA
12, quai de la Poste
CH-1211 Genève 11
Phone: +41 58 261 57 00
Fax: +41 58 261 57 01
geneve@baerkarrer.ch

Lugano
Bär & Karrer SA
Via Vegezzi 6
CH-6901 Lugano
Phone: +41 58 261 58 00
Fax: +41 58 261 58 01
lugano@baerkarrer.ch

Zug
Bär & Karrer AG
Baarerstrasse 8
CH-6301 Zug
Phone: +41 58 261 59 00
Fax: +41 58 261 59 01
zug@baerkarrer.ch

www.baerkarrer.ch

3 The opinions expressed herein are limited to matters governed by the substantive laws of Switzerland (to the exclusion of conflict of law rules) as in force and interpreted at the date hereof. We have made no investigation of the laws of the United States of America or any other jurisdiction as a basis for this opinion and do not express or imply any opinion thereon.

4 In this opinion letter, Swiss legal concepts are expressed in English terms and not in their original Swiss language. The concepts may not be identical due to the concepts described by the same English terms as they exist under the laws of other jurisdictions; this opinion may, therefore, only be relied upon on the condition that any issues of interpretation or liability arising hereunder will be governed by Swiss law and be brought before a Swiss court.

5 This opinion letter is rendered solely to the persons to whom it is addressed and for the purpose referred herein. It may not, without our prior written consent, be relied on for any other purpose or be furnished to or relied on by any other person; however, you may furnish a copy of this opinion letter to the U.S. Securities and Exchange Commission in connection with the matters addressed herein and you may refer to it in your proxy statement for the Annual Meeting.

A The Proposal

6 The Proposal reads as follows:

> *"RESOLVED: That the Board of Directors at ACE Limited take the necessary steps to adopt procedures that mandate no current or future director of the board shall be classified as independent after 10 years of service."*

B Discussion

1 The Proposal requires Action of the ACE Board of Directors by a Binding Shareholder Vote

7 The Proposal states: "RESOLVED: That the Board of Directors take the necessary steps..." It neither asks nor suggests that the board of directors take "necessary steps...", rather it mandates by resolution such a board action. On its plain reading, therefore, the Proposal requires a binding shareholder vote on board action.

8 The following analysis will show that such a binding shareholders' vote would violate Swiss law and the AoA of ACE and is thus an improper subject for a shareholder action under Swiss law.

2 The Subject of the Proposal is not within the Powers of the Shareholders under Swiss Law and ACE's Governing Documents

a) Preliminary Remarks

9 Pursuant to the prevailing Swiss doctrine[1], the general meeting of shareholders and the board of directors as corporate bodies of a corporation do not constitute a hierarchy of powers, but rather a functional side-by-side of respective powers inasmuch as each body has certain exclusive and non-transferable duties where the respective corporate body is, in principle, solely responsible for the matter (*Paritätstheorie*).

10 Therefore, it has to be examined in a first step whether the Proposal falls within a power of the general meeting of shareholders exclusively assigned to it by law or provided for by the AoA of ACE.

11 Art. 698 para. 2 items 1-6 CO provide that the general meeting of shareholders has the following non-transferable powers:

> 1. *to determine and amend the articles of association;*
> 2. *to elect the members of the board of directors and the external auditors;*
> 3. *to approve the annual report and the consolidated accounts;*
> 4. *to approve the annual accounts and resolutions on the allocation of the disposable profit, and in particular to set the dividend and the shares of profits paid to board members;*
> 5. *to discharge the members of the board of directors;*
> 6. *to pass resolutions concerning the matters reserved to the general meeting by law or the articles of association.*

12 Article 9 of the AoA of ACE substantially mirrors the above mentioned statutory list of non-transferable powers.[2] Art. 698 para. 2 item 6 (as quoted above) only authorizes limited additional powers to be included in a company's articles of association. Apart from the question whether such a provision would be permitted under Swiss law, the AoA of ACE do not contain any additional provisions which

---

[1] BÖCKLI, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 12 note 3, § 13 note 286; DUBS/TRUFFER, in: Honsell/Vogt/Watter (ed.), Basler Kommentar Obligationenrecht II, 3rd ed., Basel 2008, Art. 698 note 8; FORSTMOSER/MEIER-HAYOZ/NOBEL, Schweizerisches Aktienrecht, Bern 1996, § 30 note 12 et seq.; VON BÜREN/STOFFEL/WEBER, Grundriss des Aktienrechts, 3rd ed., Zurich/Basel/Geneva 2011, note 470 (noting that this system qualifies itself as a balanced coexistence of the three mandatory corporate bodies, prohibiting any interference from the non-competent bodies with regard to intransferable duties).

[2] "The General Meeting is the supreme corporate body of the Company. It has the following non-transferable powers: to adopt and amend the Articles of Association; to elect and remove the members of the Board of Directors and the Auditors, to approve the statutory required annual report, the annual accounts and the consolidated financial statements as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends, to grant discharge to the members of the Board of Directors; and, to pass resolutions regarding items which are reserved to the General Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors." (Article 9 AoA of ACE).

would allow the shareholders to mandate board action as required by the Proposal.

13 In addition, as of 1 January 2014 (but subject to certain transition rules), the Ordinance against Excessive Compensation in Listed Corporations which was issued by the Swiss Federal Council on 20 November 2013 (the "**Ordinance**") has entered into force which implements an amendment to the Swiss Federal Constitution adopted by Swiss voters in March 2013. Art. 2 of the Ordinance extends the non-transferable powers of the general meeting of shareholders of Swiss companies listed in Switzerland or abroad by the following items:

> *1. the election of the chairman of the board of directors;*
>
> *2. the election of the members of the compensation committee;*
>
> *3. the election of the independent voting rights representative;*
>
> *4. the approval of the compensation of the board of directors, the persons whom the board of directors has, fully or partially, entrusted with the management of the Company (executive management) and the advisory board.*

14 However, nothing in the Ordinance empowers the shareholders to mandate board action as envisaged by the Proposal.

15 Therefore, neither Art. 698 para. 2 items 1-5 CO nor any other provisions of law or the AoA of ACE empower the shareholders to mandate a certain board action as contemplated by the Proposal; in particular, they do not allow the shareholders to direct the board to determine the organization of ACE, including to allow them to direct the board to determine the criteria of independence of the board members[3]. Therefore, the Proposal does not fall within the inalienable competences of the general meeting of shareholders of ACE.

16 In fact, as it will be shown below, the Proposal conflicts with an inalienable and non-transferable power of the board of directors.

3 The Proposal Conflicts with the Powers of the Board of Directors in Violation of Swiss Law and ACE's Governing Documents

17 As a general matter, the board of directors of a Swiss corporation is vested with a wide range of non-transferable and inalienable powers and responsibilities. Art. 716a para. 1 items 1-7 CO provide the board of directors with the following non-transferable and inalienable responsibilities:

> *1. the overall management of the company and the issuing of all necessary directives;*
>
> *2. determination of the company's organization;*

[3] See ROTH PELLANDA, Organisation des Verwaltungsrates, Diss. Zurich 2007, note 391. To be sure, the statements made herein are limited to the direction as presented by the Proposal (but see, e.g., ROTH PELLANDA, Organisation des Verwaltungsrates, Diss. Zurich 2007, note 387 et seq. (on election criteria)).

> *3. the organization of the accounting, financial control and financial planning systems as required for management of the company;*
>
> *4. the appointment and dismissal of persons entrusted with managing and representing the company;*
>
> *5. overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;*
>
> *6. compilation of the annual report, preparation for the general meeting and implementation of its resolutions;*
>
> *7. notification of the court in the event that the company is over-indebted.*

18 Apart from that and as a general rule, the board of directors is responsible for all other matters that are not by law or by the articles of association assigned to the general meeting. This is provided for in Art. 716 para. 1 CO:

> *"The board of directors may pass resolutions on all matters not reserved to the general meeting by law or the articles of association."*

This provision hence serves as a fall-back clause for any matters not explicitly attributed by either law or the articles of association to the shareholders or the board of directors.[4]

19 These principles are equally contained in article 19 AoA of ACE which substantially mirrors the responsibilities mentioned in Art. 716a para. 1 CO[5] and article 18 a) AoA of ACE, the latter stipulating that the board of directors *"attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association [the AoA of ACE] or the [organizational] regulations"*.

20 Thus, the board of directors of a Swiss corporation holds the full and exclusive authority to organize and manage the company as long as the board of directors complies with the applicable law, rules and regulations (Art. 716a para. 1 item 2 CO). Moreover, based on the Swiss legal principle that each corporate body has certain exclusive, non-transferable powers (*Paritätstheorie*),[6] the board of directors may not delegate an inalienable responsibility to the shareholders, nor may

---

[4] BÖCKLI, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 13 note 298.

[5] "The Board of Directors has the following non-transferable and inalienable duties: to ultimately manage the Company and issue the necessary directives, to determine the organization, to organize the accounting, the financial control, as well as the financial planning, to appoint and remove the persons entrusted with the management and representation of the Company and to grant signatory power, to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives, to prepare the business report, as well as the General Meeting and to implement the latter's resolutions, to inform the judge in the event of overindebtedness, to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares, to pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby, to examine the professional qualifications of the specially qualified Auditors in the cases in which the law foresees the use of such Auditors." See note 17.

[6] Note 9.

the shareholders interfere with the discretion of the board of directors in exercising its responsibilities and duties pursuant to article 716a CO.[7] Shareholders could not even attract that powers by an amendment of the articles of association.[8] Therefore, the shareholders of ACE can neither restrict the board of directors' discretion nor give directions to the board of directors.[9]

21 In the case at hand, the Proposal concerns a matter within the inalienable and non-transferable powers of the board of directors, in particular the power of determining the company's organization (i.e. article 716a para. 1 item 2 CO). This specific power also includes that the board of directors gives itself an organizational structure,[10] including the matter of dealing with independence and conflict of interest situations and issuing respective directives and/or regulations if the board of directors deems this to be necessary, and to define and assess independency of board members for certain tasks (such as the composition of its committees).[11]

22 In addition, even where the subject-matter of the steps to be taken would not be within one of the inalienable and non-transferable powers of the board of directors, the shareholders of a Swiss corporation have no powers to direct the board of directors to take certain steps in any regard, unless so provided by the articles included in the company's articles of association, as required by Art. 716 para. 2 CO and article 18 a) AoA of ACE (as quoted above). As established above[12], however, the Proposal does not fall within the powers of the general meeting of shareholders attributed to it by law or the AoA of ACE. Therefore, also based on the fall-back rules of art. 716 para. 1 CO and art. 18 a) of the AoA of ACE, ACE's board of directors has the exclusive powers on the matters considered by the Proposal.

23 Consequently, if the general meeting of shareholders were to vote in a binding manner on the Proposal, such vote would violate the separation of powers among

---

7 FORSTMOSER/MEIER-HAYOZ/NOBEL, Schweizerisches Aktienrecht, Bern 1996, § 20 note 13; ISLER, Konsultativabstimmung und Genehmigungsvorbehalt zugunsten der Generalversammlung, Unter besonderer Berücksichtigung von Entschädigungsfragen, Diss Zurich 2010, p. 29 et seq.; MEIER-HAYOZ/FORSTMOSER, Schweizerisches Gesellschaftsrecht - mit Einbezug des künftigen Rechnungslegungsrechts und der Aktienrechtsreform, 11th ed., Bern 2012, note 353; WATTER/ROTH PELLANDA, in: Honsell/Vogt/Watter (ed.), Basler Kommentar Obligationenrecht II, 3rd ed., Basel 2008, Art. 716 note 4 et seq., Art. 716a note 1; see also BÖCKLI, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 13 note 291 et seq.; CHAPUIS, in: Kren Kostkiewicz/Nobel/Schwander/Wolf (ed.), OR Handkommentar, 2nd ed., Zurich 2009, Art. 716a note 1; FORSTMOSER, Organisation und Organisationsreglement der Aktiengesellschaft, Zurich 2011, § 8 note 3 et seq.; ROTH PELLANDA, Organisation des Verwaltungsrates, Diss. Zurich 2007, note 517.

8 BÖCKLI, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 12 note 33, § 13 note 290, 293; ISLER, Konsultativabstimmung und Genehmigungsvorbehalt zugunsten der Generalversammlung, Unter besonderer Berücksichtigung von Entschädigungsfragen, Diss Zurich 2010, p. 30; WATTER/ROTH PELLANDA, in: Honsell/Vogt/Watter (ed.), Basler Kommentar Obligationenrecht II, 3rd ed., Basel 2008; Art. 716 note 4, Art. 716a note 1; FORSTMOSER/MEIER-HAYOZ/NOBEL, Schweizerisches Aktienrecht, Bern 1996, § 30 note 66 (in respect of the inalienable duty of determining the company's organization).

9 ISLER, Konsultativabstimmung und Genehmigungsvorbehalt zugunsten der Generalversammlung, Unter besonderer Berücksichtigung von Entschädigungsfragen, Diss Zurich 2010, p. 30.

10 WATTER/ROTH PELLANDA, in: Honsell/Vogt/Watter (ed.), Basler Kommentar Obligationenrecht II, 3rd ed., Basel 2008, Art. 716a note 12.

11 DANIEL DAENIKER, Die zwei Hüte des Verwaltungsrates: Handhabung von Interessenkonflikten bei M&A-Transaktionen, in: Tschäni (ed.), Mergers & Acquisitions VII, Zurich/Basel/Geneva 2005, p. 113 et seq., 129; ROTH PELLANDA, Organisation des Verwaltungsrates, Diss. Zurich 2007, note 391; see also BÖCKLI, Schweizer Aktienrecht, 4th ed., Zurich/Basel/Geneva 2009, § 13 note 633. Again, this needs to be distinguished from election criteria, see FN 3 above. Also, the Ordinance extends the shareholders' powers to the election of the compensation committee, see note 4 above.

12 Note 16.

ACE's corporate bodies and would restrict the powers of ACE's board of directors in violation of Swiss law and the AoA of ACE. The Proposal aims at mandating by resolution an action of the board of directors in an area solely reserved for the discretion of the board of directors.

C Conclusion

24 The Proposal does not fall within the powers of the general meeting of shareholders of ACE and conflicts with the inalienable and non-transferable powers of the board of directors. As a consequence, a binding shareholders' resolution as requested by the Proposal would violate Swiss law and the AoA and is thus an improper and illegal subject for a vote of the shareholders of ACE under Swiss law.

* * *

Yours sincerely,

Bär & Karrer AG

Prof. Dr. Rolf Watter Dr. Urs Kägi